SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment    )*

Chembio Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

163572209

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163572209

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 163572209

1.	Names of Reporting Persons. Perceptive Credit Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 163572209

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 163572209

1.	Names of Reporting Persons. Perceptive Credit Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,425,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,425,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Chembio Diagnostics, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices at 555 Wireless Boulevard, Huappauge, NY 11788.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors” or “Perceptive”), Perceptive Credit Advisors LLC (“Perceptive Credit Advisors”), Joseph Edelman (“Mr. Edelman”), and Perceptive Credit Holdings II, L.P. (the “Credit Fund”, and together with Perceptive Advisors, Perceptive Credit Advisors, and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Credit Advisors serves as the investment advisor to the Credit Fund and as relying advisor under Perceptive Advisors, Perceptive Advisors Opportunities GP, LLC is the general partner of the Credit Fund, and Mr. Edelman is the managing member of Perceptive Credit Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Perceptive Credit Advisors is managing funds engaged in lending. The principal business of the Credit Fund is to engage in lending. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors and other related entities.

(d)	During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors and Perceptive Credit Advisors are Delaware limited liability companies. Mr. Edelman is a United States citizen. The Credit Fund is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquiered beneficial ownership of the shares of Common Stock in the transactions and at the prices described in Item 5(c). The source of funds for the acquisitions of the Common Stock reported on this Schedule 13D was working capital of the Credit Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes.

Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), has launched a tender offer to purchase all of the outstanding shares of Common Stock of the Issuer for a purchase price of $0.45 per share (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of

Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is more fully described in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023. The Offer is being made pursuant to an Agreement and Plan of Merger, dated January 31, 2023 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser and the Issuer.

Perceptive currently intends to tender the shares of Common Stock held by the Credit Fund to the Purchaser pursuant to the terms of the Offer. Subject to market conditions and other factors, Perceptive may acquire additional shares of Common Stock in the open market or otherwise prior to the deadline for tendering shares in the Offer, and intends to tender such additional shares to the Purchaser pursuant to the terms of the Offer to the extent it acquires additional shares. There is no assurance that Perceptive will tender some or all of its shares, or that it will purchase additional shares in the market.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 36,725,858 shares of Common Stock outstanding as of March 24, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule A of this Schedule 13D sets forth the transactions in the Common Stock effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

On September 3, 2019, the Credit Fund entered into a Credit Agreement and Guaranty (the “Credit Agreement”) with the Issuer, as borrower, and certain of its subsidiaries as guarantors, under which the Credit Fund provided a $20.0 million senior secured term loan that was drawn in full on September 4, 2019. The Credit Agreement contains financial covenants requiring that the Issuer (a) maintain aggregate unrestricted cash of not less than $3.0 million at all times, and (b) achieve specifie minimum total revenue requirements for the twelve months preceding each quarter end.

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

PERCEPTIVE CREDIT ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE CREDIT HOLDINGS III, L.P.

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member